UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Express, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

30219E103
(CUSIP Number)

July 28, 2011
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 30219E103	13G

1	NAME OF REPORTING PERSONS Limited Brands Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 7,213,783
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 7,213,783
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,213,783
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.1%1
12	TYPE OF REPORTING PERSON OO

1 The percentage set forth in the cover page to this Schedule 13G was calculated based on 88,693,706 shares outstanding as disclosed in Express, Inc.’s Form 10-Q filed with the Securities and Exchange Commission on June 3, 2011.

Item 1(a).	Name of Issuer:

Express, Inc. (the “Company”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1 Express Drive
Columbus, Ohio 43230

Item 2(a).	Name of Person Filing:

Limited Brands Foundation (the “Foundation”)

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business address of the Foundation is 1234 East Broad Street, Columbus, Ohio 43205.

Item 2(c).	Citizenship:

The Foundation is organized under the laws of the State of Ohio.

Item 2(d).	Title of Class of Securities:

The class of securities of the Company to which this filing on Schedule 13G relates is Common Stock, par value $0.01 per share (the “Common Stock”).

Item 2(e).	CUSIP Number:

The CUSIP number of the Company’s Common Stock is 30219E103.

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not Applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of issuer identified in Item 1.

(a)	Amount beneficially owned: 7,213,783

(b)	Percent of class: 8.1%2

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 7,213,783

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 7,213,783

(iv) Shared power to dispose or to direct the disposition of: 0

2 The percentage set forth in Item 4 of this Schedule 13G was calculated based on 88,693,706 shares outstanding as disclosed in Express, Inc.’s Form 10-Q filed with the Securities and Exchange Commission on June 3, 2011.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.    ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated August 5, 2011

Limited Brands Foundation

By:	/s/ Raymond J. Biddiscombe
	Name:	Raymond J. Biddiscombe
	Title:	Assistant Treasurer